SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November 2010

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

Investor Contacts investor.relations@homex.com.mx Vania Fueyo Investor Relations Officer +5266-7758-5838 vfueyo@homex.com.mx

Homex Announces 2011 Guidance

Culiacán Mexico, November 30th, 2010— Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) [NYSE:HXM, BMV:HOMEX] today announced its guidance for 2011. For the coming year, the Company expects to achieve continued revenue growth in the range of 13 to 16 percent and EBITDA margin1 in the range of 21 to 22 percent.

In recent years, while Homex has grown its market share in Mexico and maintained its industry-leading position, the Company has also invested opportunistically and successfully in associated areas of business.  Today, Homex has four operating divisions:   Homex Mexico, Homex International, Homex Tourism and Homex Infrastructure, all of which offer solid revenue growth prospects for the Company.

The year 2011 promises  to be  another meaningful  year for the Company, as Homex will begin to realize an appreciable return on these investments, while continuing to demonstrate the growth and  resiliency of its core business in Mexico.

The Company’s revenue growth is well supported by the opportunity that each of these divisions represent. At Homex Mexico, the Company will continue to leverage on its expertise and leadership in the affordable entry-level2 segment, that as of September 30, 2010 represented 86.5 percent of total revenue, while at the same time  gaining market share on the low middle income segment. Supporting the Company’s positive expectations for the Mexican market  are INFONAVIT and FOVISSSTE,  institutions that will continue to be fundamental to the housing industry and for Homex in particular, by being the principal resource  of financing for the Company’s clients.  At the same time, Homex will continue to work to be the homebuilder of choice for prospective customers, by improving its product offering aligned to  consumer  needs and preferences, as well as by closely following trends and initiatives for improved community urban planning.

Internationally, Homex’ investments  will be realized through the Company’s ongoing operations at Brazil, at three different locations in the states of  Sao Paolo and Matto Grosso do Sul. Homex’ product offering in the country will continue to focus on the low income segment3 leveraging on  government support to this  segment through the Minha Casa Minha Vida subsidy program, as well as continued financing from Caixa Economica Federal, with whom Homex has built a strong relationship. The Company will also continue to prudently  evaluate long-term growth opportunities in India and other underserved housing markets.

Since the launch of Homex’ Tourism division in 2007, world-wide economic conditions have markedly changed, affecting the purchasing power and consumer confidence of prospective customers in  the  United States and Canada.  Accordingly,  Homex has realigned its product offering to adapt to these new economic conditions, and today the division’s product offering is affordable to a broader  group of prospective costumers, both national and international.

The Company’s Infrastructure Division began operations in 2009, essentially at  the request of Mexico’s federal government, and  as a result of Homex’ expertise and reputation as a quality homebuilder.    Projects for this division have moved ahead smartly, and for 2011 Homex has secured additional construction contracts with Mexico’s federal government, thus providing a bright outlook for this  division.

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During 2011, the Company expects that its Mexico’s Division will contribute approximately 90 percent of total revenues; the Brazilian market will contribute approximately six to eight percent, and Homex tourism and infrastructure divisions, from one to two percent each.

“Historically, Homex has achieved consistent double digit top line growth,  while also being one of the few Mexican companies  actively pursuing investments that bring different avenues of revenue generation for the  future. We will continue to be a growth-oriented  company,  at the same time  building shareholder value by making strategic investments and following a conservative working capital policy that promotes the generation of neutral to positive cash flows, thus enabling the attainment of  sustainable and profitable revenue growth,” commented Gerardo de Nicolas, chief executive officer of Homex.

“We look forward to 2011 with confidence, foreseeing the consolidation of our investments, while continuing our search for new growth opportunities for Homex,” he concluded.

1EBITDA Margin is the result of dividing EBITDA by total revenues. EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense.

2Affordable Entry-Level at Mexico: Homes of a price range from Ps.180,000 to Ps. 450,000

3Low income segment at Brazil: Homes of a price range from Rs.39,000 to Rs.120,000

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About Homex

Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in the country, is the largest homebuilder in Mexico, based on the number of homes sold, accumulated revenues and net income, and the only company in the sector with its shares fully listed in the New York Stock Exchange.

Desarrolladora Homex, S.A.B. de C.V. press releases, quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

For additional corporate information please visit the Company's web site at: www.homex.com.mx

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 30 , 2010	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer